UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Higher One Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42983D104

(CUSIP Number)

Lightyear Fund II, L.P.

9 West 57th Street, 31st Floor

New York, New York 10019

(212) 328-0555

Copies to:

Caroline B. Gottschalk, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42983D104	13D	Page 2 of 5

1.	Names of Reporting Persons. LY Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,926,881
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,926,881
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,926,881
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.5%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 47,636,813 shares of Common Stock of the Issuer outstanding as of November 6, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014.

CUSIP NO. 42983D104	13D	Page 3 of 5

1.	Names of Reporting Persons. Mark F. Vassallo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,975,784
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,975,784
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,975,784
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 47,636,813 shares of Common Stock of the Issuer outstanding as of November 6, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of Common Stock, par value $0.001 per share (“Common Stock”) of Higher One Holdings, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission by LY Holdings, LLC and Mark F. Vassallo (each, a “Reporting Person”), as previously amended by Amendment No. 1 (“Amendment No. 1”), filed on September 9, 2014 (as so amended, the “Schedule 13D”), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

In connection with the ongoing review and evaluation of their investment in the Issuer, on December 22, 2014, Lightyear Fund II and Lightyear Co-Invest II each transmitted a Form 144 to the Securities and Exchange Commission and the New York Stock Exchange, disclosing their intent to sell up to 1,233,914 and 6,201 shares of Common Stock of the Issuer, respectively, with sales commencing on December 22, 2014. Such sales will be subject to the Reporting Persons’ ongoing review and evaluation of the Issuer and the price level of the Common Stock or such other factors as they may deem relevant, as described elsewhere in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 6,975,784 shares of Common Stock, representing approximately 14.6% of the issued and outstanding shares of Common Stock. The percentages of beneficial ownership in this Schedule 13D are based on 47,636,813 shares of Common Stock outstanding as of November 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 10, 2014.

Lightyear Fund II directly holds 6,890,233 shares of Common Stock. Lightyear Fund II GP is the general partner of Lightyear Fund II. Lightyear Fund II GP Holdings is the general partner of Lightyear Fund II GP. LY Holdings, as the general partner of Lightyear Fund II GP Holdings, and Mr. Vassallo, as the managing member of LY Holdings, may each be deemed to beneficially own the 6,890,233 shares of Common Stock held directly by Lightyear Fund II.

Lightyear Co-Invest II directly holds 36,648 shares of Common Stock. Lightyear Fund II GP Holdings is the general partner of Lightyear Co-Invest II. LY Holdings, as the general partner of Lightyear Fund II GP Holdings, and Mr. Vassallo, as the managing member of LY Holdings, may each be deemed to beneficially own the 36,648 shares of Common Stock held directly by Lightyear Co-Invest II.

Lightyear Capital II directly holds 30,000 stock options to purchase shares of Common Stock, all of which are currently exercisable. Lightyear Capital is the sole member of Lightyear Capital II. Mr. Vassallo, as the managing member of Lightyear Capital, may be deemed to beneficially own the 30,000 shares of Common Stock beneficially owned by Lightyear Capital II.

Mr. Vassallo directly holds 18,903 shares of Common Stock.

Based on the above, (a) LY Holdings may be deemed to beneficially own 6,926,881 shares of Common Stock, representing approximately 14.5% of the issued and outstanding shares of Common Stock, and (b) Mr. Vassallo may be deemed to beneficially own 6,975,784 shares of Common Stock, representing approximately 14.6% of the issued and outstanding shares of Common Stock.

The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement.

(b) Each of LY Holdings and Mr. Vassallo could be deemed to have sole voting and/or dispositive power over the shares owned by Lightyear Fund II and Co-Invest. Mr. Vassallo could be deemed to have sole voting and/or dispositive power over the shares owned by Lightyear Capital II. Mr. Vassallo has sole voting and dispositive power over the shares he directly owns.

(c) Other than the transactions set forth below, neither of the Reporting Persons has effected any transactions in any shares of Common Stock during 60 days prior to the date of this filing.

On December 22, 2014, Lightyear Fund II and Lightyear Co-Invest II sold 19,044 and 96 shares of Common Stock, respectively, in open market transactions for a weighted average price per share of $4.44.

(d)-(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

LY HOLDINGS, LLC

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

MARK F. VASSALLO, an individual

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Attorney-in-Fact

Dated: December 23, 2014

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